Exhibit 99.1

SODASTREAM INTERNATIONAL LTD.

Gilboa Street, Airport City, Ben Gurion Airport, Israel

November 17, 2014

Dear Shareholder,

You are cordially invited to attend the annual general meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (the “Company”) to be held on December 23, 2014 at 4:00 P.M., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

At the Meeting, you will be asked to consider and vote on the proposals set forth in the enclosed Proxy Statement. The Company’s financial statements for the fiscal year ended December 31, 2013 will be reviewed at the Meeting. The Company’s board of directors recommends a vote “FOR” each proposal set forth in the enclosed Proxy Statement.

Whether or not you plan to attend in person, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Proxy Statement, please complete, sign, date and mail the enclosed proxy card in the envelope provided so that it will be received no later than 48 hours before the Meeting. If you hold your shares in “street name” through a broker, bank or other nominee, please vote in accordance with the instructions on the nominee’s proxy card, which will include instructions about voting by telephone or over the Internet.

The Company has fixed the close of business on November 24, 2014 as the record date for the determination of shareholders entitled to notice of, and to vote on the matters proposed at, the Meeting and any adjournment or postponement thereof.

Additional information about the Company is contained in our most recent annual report on Form 20-F, which is available on our website at www.sodastream.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

We look forward to seeing as many of you as can attend the Meeting. Thank you for your continued support.

Very truly yours,

/s/ Yuval Cohen

Yuval Cohen

Chairman of the Board of Directors

SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport 7010000, Israel

Notice of ANNUAL General Meeting of Shareholders

TO BE HELD ON DECEMBER 23, 2014

Notice is hereby given that the Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”) will be held on December 23, 2014 at 4:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel. The Meeting is being called for the following purposes:

1.	To reelect Mr. Daniel Birnbaum as a director of the Company, to serve as a Class I director and to hold office until the annual general meeting of shareholders to be held in 2017, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the articles of association of the Company, as amended from time to time.

2.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2014 and until the next annual meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.

3.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2013.

4.	To act upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposals 1 and 2.

Shareholders of record at the close of business on November 24, 2014 (the “Record Date”), are entitled to notice of and to vote at the Meeting. A proxy statement and the proxy card to such shareholders of record will be mailed on or about November 26, 2014.

In accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, certain of our shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to the Company no later than November 24, 2014, provided that such proposal is appropriate for consideration by shareholders at the Meeting. Such proposals should be submitted in writing to our Chief Legal Officer at the following address: SodaStream International Ltd., Gilboa Street, Airport City, Ben Gurion Airport, 7010000 Israel, Attn: Eyal Shohat, Chief Legal Officer. If our Board of Directors determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the Meeting, we will publish a revised agenda for the Meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the U.S. Securities and Exchange Commission, however the Record Date for the Meeting will not change.

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SODASTREAM INTERNATIONAL LTD.

Gilboa Street

Airport City, Ben Gurion Airport 7010000, Israel

PROXY STATEMENT

______________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 23, 2014

We invite you to attend the Annual General Meeting (the “Meeting”) of shareholders of SodaStream International Ltd. (“SodaStream” or the “Company”).  The Meeting will be held on December 23, 2014 at 4:00 P.M. (Israel time), at SodaStream’s principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel.

We are sending you this Proxy Statement because you hold SodaStream ordinary shares.  Unless you expect to vote your shares by attending the Meeting, our board of directors is asking that you complete, sign and send in your proxy card, attached to this Proxy Statement, or vote by telephone or over the Internet in accordance with the instructions on your proxy card (if your shares are held in “street name” through a bank, broker or other nominee), in order to be represented at the Meeting or at any adjournment or postponement thereof.

The shareholders will be asked to vote on the following proposals at the Meeting, as further detailed below in this Proxy Statement:

1.	To reelect Mr. Daniel Birnbaum as a director of the Company, to serve as a Class I director and to hold office until the annual general meeting of shareholders to be held in 2017, subject to, and in accordance with, the provisions of the Companies Law and the articles of association of the Company, as amended from time to time.

2.	To approve and ratify the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2014 and until the next annual meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.

Our board of directors recommends that you vote “FOR” each of the proposals above.

In addition, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2013 will be presented for discussion at the Meeting pursuant to the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”). These financial statements are available on the Company’s website at www.sodastream.com or the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. None of the financial statements, the accompanying auditors’ report, and the contents of the Company’s website form part of the proxy solicitation materials.

Currently, we are not aware of any other matters that will come before the Meeting.

Who Can Vote

You are entitled to notice of and to vote at the Meeting if you were a shareholder of record at the close of business on November 24, 2014 (the “Record Date”). We are mailing copies of this Proxy Statement and the proxy card to such shareholders of record on or about November 26, 2014.

If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company of New York, New York, you are considered, with respect to those shares, the shareholder of record.  In such case, these proxy materials are being sent directly to you.  As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to the Chief Financial Officer or the Chief Legal Officer of the Company or to vote in person at the Meeting.

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You are also entitled to notice of and to vote at the Meeting if you held our ordinary shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date.  If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. If your shares are held in street name, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, the shareholder of record.  As the beneficial owner, you have the right to direct the bank, broker or nominee how to vote your shares for the Meeting. You also may attend the Meeting.  However, because you are not the shareholder of record, you may not vote these shares in person at the Meeting, unless you first obtain a signed proxy from the record holder (that is, your bank, broker or other nominee) giving you the right to vote the shares.  Your bank, broker or nominee has enclosed a voting instruction card for you to use in directing the bank, broker or nominee regarding how to vote your shares. Brokers who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal 2 relating to the reappointment of the Company’s independent registered accounting firm for the fiscal year ending December 31, 2014; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law rather than the rules applicable to domestic U.S. reporting companies. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors and employees, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of our ordinary shares.

How You Can Vote

Attached is the proxy card for the Meeting that is being solicited by our board of directors. You can vote your shares by attending the Meeting or by completing and signing this proxy card.  We will not be able to count a proxy card unless we receive it at our principal executive offices at Gilboa Street, Airport City, Ben Gurion Airport 7010000, Israel, or our registrar and transfer agent receives it in the enclosed envelope not later than 48 hours before the time fixed for the Meeting on December 23, 2014.

In addition, if you hold your shares in “street name” through a broker, bank or other nominee, then you received this proxy statement from the nominee, along with the nominee’s proxy card which includes voting instructions, including voting by phone or through an Internet website.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you abstain or vote against a specific resolution.

How to Change Your Vote or Revoke Your Proxy

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to us at our offices at Gilboa Street, Airport City, Ben Gurion Airport, 7010000 Israel, Attn: Eyal Shohat, Chief Legal Officer at least two hours prior to the time of the Meeting canceling the proxy; (ii) by written notice of the revocation of the proxy delivered at the Meeting to the Chairperson of the Meeting; or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not in and of itself constitute revocation of a proxy.

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If you hold shares through a bank, broker or other nominee, you must contact that firm to revoke any prior voting instructions.

Quorum and Required Vote

As of October 31, 2014, there were 20,997,755 ordinary shares outstanding.  Each ordinary share is entitled to one vote upon each of the matters to be presented and voted on at the Meeting.

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of The Nasdaq Global Select Market requirements, provided that we disclose those Nasdaq Global Select Market requirements with which we do not comply and the equivalent Israeli requirement that we follow instead. We currently rely on this “foreign private issuer exemption” with respect to the quorum requirement for meetings of our shareholders. As permitted under the Companies Law, pursuant to our articles of association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person, by proxy or, for certain types of shareholders’ resolutions, by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided under The Nasdaq Global Select Market requirements.

In addition, if a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of our board of directors with the consent of the majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  Any number of shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. They will not, however, be treated as either a vote “FOR” or “AGAINST” a proposal.

The affirmative vote of at least a majority of the votes of shareholders present and voting at the Meeting in person or by proxy is required to constitute approval of Proposals 1 and 2.

Voting Results

The Company will publish the results of the Meeting on a Form 6-K that will be furnished to the SEC.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at www.sodastream.com. The contents of that website are not a part of this Proxy Statement.

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BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our shares as of October 31, 2014 by:

•	each person or entity known by us to beneficially own more than 5% of our outstanding ordinary shares;
•	each of our executive officers;
•	each of our directors; and
•	all of our executive officers and directors as a group.

For the purpose of calculating the percentage of shares beneficially owned by any shareholder, this table lists the applicable percentage ownership based on 20,997,755 ordinary shares outstanding as of October 31, 2014. The Company has not independently verified information filed with the SEC by the Company’s shareholders on which the information set forth below is based.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. Unless otherwise indicated, the address of each beneficial owner is c/o SodaStream International Ltd., Gilboa Street, Airport City 7010000 Israel.

Name of Beneficial Owner	Shares Beneficially Owned
	Number(1)	Percentage(2)
FMR LLC and Affiliates (3)	1,898,655	9.0%
Real Property Investment Limited (4)	1,508,258	7.2%
Tremblant Capital Group (5)	1,366,944	6.5%
Clal Insurance Enterprises Holdings Ltd. (6)	1,109,475	5.3%
Executive officers and directors
Yuval Cohen	*	*
Eytan Glazer	*	*
Lauri A. Hanover	*	*
David Morris (7)	*	*
Daniel Birnbaum (8)	386,254	1.8%
Daniel Erdreich	*	*
Yonah Lloyd	*	*
Yossi Azarzar	*	*
Eyal Shohat	*	*
Leon Paull	*	*
Mika Mazor	*	*
Ilan Nacasch	*	*
Yaron Kopel	*	*
Yoram Evan	*	*
All executive officers and directors as a group (14 persons) (9)	811,142	3.7%

_________

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC based on voting and investment power with respect to such shares. The number of ordinary shares shown includes shares that each shareholder has the right to acquire pursuant to stock options that are presently exercisable or exercisable within 60 days after October 31, 2014.

(2) If a shareholder has the right to acquire shares by exercising stock options, these shares are deemed outstanding for the purpose of computing the percentage owned by the specific shareholder, but they are disregarded for the purpose of computing the percentage owned by any other shareholder.

(3) Based on a Schedule 13G/A filed with the SEC on February 14, 2014 by FMR LLC (“FMR”). Consists of 1,886,755 shares beneficially owned by Fidelity Management & Research Company (“Fidelity”) in its capacity as an investment adviser to various investment companies and 11,900 shares beneficially owned by Pyramis Global Advisors Trust Company (“PGATC”) in its capacity as an investment manager of institutional accounts owning such shares. Fidelity is a wholly-owned subsidiary of FMR and PGATC is an indirect wholly-owned subsidiary of FMR. Members of the family of Edward C. Johnson 3d, Chairman of FMR, directly or through trusts, own approximately 49% of the voting power of FMR and may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. Edward C. Johnson 3d and FMR each has sole dispositive power over 1,886,755 shares and sole voting and dispositive power over 11,900 shares. The principal address of FMR and Fidelity is 82 Devonshire Street, Boston, Massachusetts 02109. The principal address of PGATC is 900 Salem Street, Smithfield, Rhode Island 02917.

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(4) Based on a Schedule 13G/A filed with the SEC on February 5, 2014. Includes 1,305,981 shares beneficially owned by Real Property Investment Limited, a Liberian company, 139,022 shares beneficially owned by Real Property 2 Investment Limited, a Guernsey company and 63,255 shares beneficially owned by Real Property Investment (Guernsey) Limited, a Guernsey company (each, a “Reporting Person”). The shares of each Reporting Person are held 50% by Cosign Nominees Limited and 50% by Spread Nominees Limited as bare nominees for Line Trust Corporation Limited, a professional trustee company, in its capacity as trustee of a discretionary settlement constituted under the laws of Gibraltar, with the potential beneficiaries being certain of the remoter issue of Conrad Morris, who is the father of David Morris. The principal address of each Reporting Person is c/o Justin Jager, Intertrust International Management Ltd., P.O. Box 119, Martello Court, Admiral Park, St Peter Port, Guernsey GY1 3HB, Channel Islands.

(5) Based on a Schedule 13G filed with the SEC on February 14, 2014 by Tremblant Capital Group (“Tremblant”), Tremblant has sole voting and dispositive power with respect to 1,366,944 ordinary shares in its capacity as an investment adviser for its various advisory clients, none of which owns more than 5% of the class. The principal address for Tremblant is 767 Fifth Avenue, New York, New York 10153.

(6) Based on a Schedule 13G filed with the SEC on February 14, 2014 by Clal Insurance Enterprises Holdings Ltd. (“Clal”), Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli private corporation (“IDB Development”), and IDB Development is a wholly-owned subsidiary of IDB Holding Corporation Ltd., an Israeli public corporation (“IDB Holding”). As of December 31, 2013, Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may have, by reason of their interests in, and relationships among them with respect to, IDB Holding, been deemed to control Clal, IDB Development and IDB Holding. According to the Schedule 13G filed by Clal, Clal, IDB Development, IDB Holding, Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat share voting and dispositive power over the 1,109,475 ordinary shares reported. All of the 1,109,475 ordinary shares reported as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. The principal address for Clal is 48 Menachem Begin Street, Tel-Aviv 66180, Israel.

(7) The address for Mr. Morris is c/o PC Clothing Ltd., 55-57 Holmes Road, London NW5 3AN, United Kingdom.

(8) Consists of options to purchase 386,254 shares which are currently exercisable or exercisable within 60 days of October 31, 2014.

(9) Includes options to purchase 810,748 shares and 376 restricted share units which are currently exercisable or exercisable within 60 days of October 31, 2014.

COMPENSATION OF CERTAIN EXECUTIVE OFFICERS AND DIRECTORS

The below table presents the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2013 as required by regulations promulgated under the Companies Law.

All amounts set forth in the below table represent the cost to our company, as recognized in our audited consolidated financial statements for the year ended December 31, 2013, in U.S. dollars.

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Name and Position	Salary(1)	Bonus(2)	Equity-Based Compensation(3)	Total
	(US$)
Daniel Birnbaum Chief Executive Officer	446,377	-	5,043,511	5,489,888

Daniel Erdreich Chief Financial Officer	345,922	47,104	843,282	1,236,308

Yossi Azarzar Chief Operating Officer	310,633	31,865	843,282	1,185,779

Eyal Shohat Chief Legal Officer	238,609	22,167	435,035	695,810

Yonah Lloyd Chief Corporate Development and Communications Officer (4)	191,809	24,938	440,051	656,797

(1) Amounts reported in this column include salary, social benefits and perquisites, including those mandated by applicable law.

(2) Represents the amount recognized in our audited consolidated financial statements for the year ended December 31, 2013 for bonuses to such office holder.

(3) Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2013 based on the grant date fair value in accordance with accounting guidance for share-based payment. See Notes 3I(5), 4D and 27 to our audited consolidated financial statements for the year ended December 31, 2013.

(4) Mr. Lloyd resigned from our company effective November 7, 2014.

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PROPOSAL NO. 1

REELECTION OF MR. DANIEL BIRNBAUM

AS A DIRECTOR OF SODASTREAM

Background

At the Meeting, the shareholders will be asked to reelect Mr. Daniel Birnbaum as a Class I director to hold office until our annual general meeting of shareholders to be held in 2017.

Board of Directors

Our board of directors currently consists of five directors: Mr. Yuval Cohen, Mr. Daniel Birnbaum, Mr. Eytan Glazer, Ms. Lauri A. Hanover and Mr. David Morris. Mr. Glazer and Ms. Hanover serve as our external directors. Our articles of association provide that our Board may include between five and nine directors. Removal of any director prior to the expiry of his or her term requires the vote of the holders of two-thirds of our voting shares, except as provided by applicable law.

The following table sets forth information about the directors of the Company prior to the Meeting:

Name	Age	Position
Yuval Cohen	52	Chairman
Daniel Birnbaum	52	Director and Chief Executive Officer
Eytan Glazer	52	Director
Lauri A. Hanover	55	Director
David Morris	45	Director

Under our articles of association, our directors (other than the external directors, whose appointment is required under the Companies Law) are divided into three classes. Each class of directors is to consist, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the external directors). At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or reelection, such that, each year the term of office of only one class of directors will expire. Each such director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless his or her tenure expires or terminates earlier pursuant to the Companies Law or our articles of association. The term of Class I directors, consisting of Mr. Daniel Birnbaum, expires at the Meeting. Class II directors, consisting of Mr. Yuval Cohen, will hold office until our annual general meeting of shareholders to be held in 2015. Class III directors, consisting of Mr. Morris, will hold office until our annual general meeting of shareholders to be held in 2016. The current term of office of each of our external directors is scheduled to end on February 7, 2017. Mr. Birnbaum is standing for reelection as a Class I director to hold office until our annual general meeting of shareholders to be held in 2017. The reelection of Mr. Birnbaum requires a vote of the holders of a majority of the voting power present in person or by proxy and voting at the Meeting (excluding abstentions).

We pay each of our non-employee directors an annual cash retainer of $30,000, a per meeting fee of $500 for any board or committee meeting attended and a fee of $250 per written consent of the board or a committee thereof. The Chairman of our Board of Directors receives an annual cash retainer of $60,000. We reimburse all of our directors for expenses arising from their board membership and they are entitled to exculpation, indemnification and insurance to fullest extent permitted by the Companies Law and our articles of association. Mr. Birnbaum serves as our chief executive officer, or CEO, and will not receive additional compensation for his role as a director of our Company. He will however, continue to be entitled to the terms of exculpation, indemnification and insurance to fullest extent permitted by the Companies Law and our articles of association and for reimbursement for expenses arising from his directorship and service as an officer of our company.

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Our board of directors, following the recommendation of our nominating and governance committee, has nominated Mr. Birnbaum for reelection to serve as a Class I director of the Company, such office to expire at the annual general meeting to be held in 2017.

The above named nominee has consented to being named in this Proxy Statement and informed us that he is willing to continue serving as a director if reelected.

In accordance with the Companies Law, the nominee for reelection to our board of directors has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company.

BOARD COMMITTEES

Our audit committee, compensation committee and nominating and governance committee each consists of Ms. Hanover and Messrs. Glazer and Morris. The chairperson of the audit committee and the compensation committee is Ms. Hanover. The chairperson of the nominating and governance committee is Mr. Glazer.

BOARD AND COMMITTEE MEETINGS

During the fiscal year 2013, our board of directors held ten meetings, our audit committee held six meetings, our compensation committee held eight meetings and our nominating and governance committee held one meeting, in each case, including actions by written consent, where applicable. Each of our directors attended 100% of the aggregate number of board of directors or committee meetings, as applicable, held during the time he or she was serving as a director.

DIRECTOR INDEPENDENCE

Our board of directors has determined that each of Mr. Yuval Cohen, Mr. David Morris, Mr. Eytan Glazer and Ms. Lauri A. Hanover satisfies the independent director requirements under the NASDAQ Listing Rules and the rules of the SEC. As such, a majority of the Company’s board of directors is comprised of independent directors as such term is used in the NASDAQ Listing Rules and the rules of the SEC. In addition, Ms. Hanover and Messrs. Glazer and Morris are independent as such term is defined in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, and under the enhanced independence requirements of the listing standards of the NASDAQ Global Select Market applicable to members of audit committees and of compensation committees.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning Mr. Birnbaum, the nominee for reelection as a Class I director and for each of the other directors (who, as noted, are not standing for re-election at the Meeting), is set forth below.

Director Standing for Reelection

Daniel Birnbaum has served as our Chief Executive Officer since January 2007 and as a member of our board of directors since November 2010. From 2003 to 2006, Mr. Birnbaum was the General Manager of Nike Israel. Mr. Birnbaum was a founding member of Nuvisio Corporation, a technology start-up, and served as its Chief Executive Officer from 1999 to 2002. In 1995, Mr. Birnbaum established Pillsbury Israel and served as its Chief Executive Officer until 1999. Mr. Birnbaum holds an M.B.A. from Harvard Business School and a B.A. from The Hebrew University of Jerusalem.

Continuing Non-External Directors

Yuval Cohen has served as the Chairman of our board of directors since December 2006. Mr. Cohen is the founding and managing partner of Fortissimo Capital, a private equity fund established in January 2003, managing in excess of $400 million that invests in Israeli-related technology and industrial companies. From 1997 through 2002, Mr. Cohen was a General Partner at Jerusalem Venture Partners, an Israeli-based venture capital fund. Mr. Cohen currently serves as a director of several privately held portfolio companies of Fortissimo Capital and as a director of Wix.com Ltd. (Nasdaq:WIX). Mr. Cohen received a B.Sc. in Industrial Engineering from Tel Aviv University and an M.B.A. from Harvard Business School.

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David Morris has served as a member of our board of directors since October 2010. Mr. Morris served as an observer on our board of directors from 2002 to 2006 and, since 2007, served as an alternate director to his father, Conrad Morris, one of the early and active investors in Soda Club NV, our predecessor company. Mr. Morris is an advisor to a group of companies with extensive business and property investments. Additionally, he manages an extensive property portfolio in the United Kingdom and the Ukraine. Mr. Morris is a director of PC Clothing Ltd. and is a partner at K.D.M. Partners LLP, both in the United Kingdom. He is also involved in numerous charitable and community endeavors in Europe and Israel. Mr. Morris holds a B.A. in Business Studies from the University of Westminster.

Continuing External Directors

Eytan Glazer has served as a member of our board of directors since November 2010. Mr. Glazer is one of our external directors. Since 2008, Mr. Glazer has been investing in and actively involved with several early stage ventures, providing strategic guidance, business development services and assistance with financings. From 1998 through 2008, Mr. Glazer was the founder and served as the Chief Executive Officer of TippCom Ltd., which was sold to Unicell Advanced Cellular Solutions Ltd. in 2008. Prior to 1998, Mr. Glazer served as Vice President, Marketing of SPL World Group, Inc. Mr. Glazer holds a B.Sc. in Computer Science and Economics from Bar-Ilan University and an M.B.A. from Harvard Business School.

Lauri A. Hanover has served as a member of our board of directors since November 2010. Ms. Hanover is one of our external directors. Since August 2013, Ms. Hanover has served as the Chief Financial Officer of Netafim Ltd. Between May 2009 and July 2013, she served as Executive Vice President and Chief Financial Officer of Tnuva Group. From January 2008 through April 2009, she served as Chief Executive Officer of Gross, Kleinhendler, Hodak, Halevy and Greenberg & Co., an Israeli law firm. From August 2004 through December 2007, she served as Senior Vice President and Chief Financial Officer of Lumenis Ltd., a medical device company, and from 2000 to 2004, she served as Corporate Vice President and Chief Financial Officer of NICE Systems Ltd., an interaction and transaction analytics company. From 1997 to 2000, she served as Executive Vice President and Chief Financial Officer of Sapiens International Corporation N.V. From 1984 to 1997, Ms. Hanover served in a variety of financial management positions, including Corporate Controller at Scitex Corporation Ltd., and from 1981 to 1984 as Financial Analyst at Philip Morris Inc. (Altria). Ms. Hanover also served as an external director for Ellomay Capital Ltd. Ms. Hanover holds a B.S. in Finance from the Wharton School of Business and a B.A. from the College of Arts and Sciences, both of the University of Pennsylvania. Ms. Hanover also holds an M.B.A. from New York University.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Mr. Birnbaum be, and hereby is, reelected to serve as a Class I member of the board of directors of SodaStream International Ltd., until the annual general meeting of shareholders in 2017, effective immediately.”

Our board of directors unanimously recommends that you vote “FOR” the proposed resolution.

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PROPOSAL NO. 2

APPOINTMENT OF SOMEKH CHAIKIN, A MEMBER OF KPMG INTERNATIONAL,
AS THE COMPANY’S INDEPENDENT AUDITOR UNTIL THE NEXT ANNUAL GENERAL MEETING AND AUTHORIZATION TO DETERMINE COMPENSATION

Background

The audit committee of the board of directors recommends that the shareholders appoint Somekh Chaikin, a member of KPMG International, as the Company’s independent auditor to audit the consolidated financial statements of the Company for fiscal year 2014, and to serve as its independent auditor until the next annual general meeting. It is further proposed to authorize the board of directors to determine their remuneration, provided that such compensation is also approved by the audit committee.

The following table provides information regarding fees billed by Somekh Chaikin to us for professional services for the years ended December 31, 2012 and 2013.

	2012	2013
(U.S. dollars)
Audit Fees	1,158,276	1,182,094
Audit-Related Fees	---	---
Tax Fees	---	---
Other Fees	---	---
Total	1,158,276	1,182,094

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

Required Vote

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting in person or by proxy and voted thereon (excluding abstentions) is required to approve the resolution set forth below.

Proposed Resolution

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve and ratify the reappointment of Somekh Chaikin, a member of KPMG International, as SodaStream International Ltd.’s independent auditor for the year ending December 31, 2014 and until the next annual general meeting of shareholders, and to authorize the board of directors of SodaStream International Ltd., upon recommendation of the audit committee, to determine their annual compensation.”

Our board of directors unanimously recommends that you vote “FOR” the adoption of this resolution.

 OTHER BUSINESS

We are not currently aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

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ADDITIONAL INFORMATION

On April 30, 2014, the Company filed with the SEC its annual report on Form 20-F for the year ended December 31, 2013. On October 29, 2014, the Company submitted to the SEC under the cover of Form 6-K its results of operations for the nine months ended September 30, 2014. Shareholders may obtain a copy of these documents without charge at www.sodastream.com or on the SEC’s website at www.sec.gov.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

/s/ Yuval Cohen

Yuval Cohen

Chairman of the Board of Directors

Airport City, Israel

November 17, 2014

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